JOURNAL MEDIA GROUP, INC.

333 West State Street

Milwaukee, Wisconsin 53203

December 11, 2015

Ms. Laura Nicholson

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:                             Journal Media Group, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed November 4, 2015

File No. 001-36879

Dear Ms. Nicholson,

This letter is in response to your letter dated December 1, 2015 regarding the review by the U.S. Securities and Exchange Commission (the “Commission”) of the above-referenced Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on November 4, 2015 by Journal Media Group, Inc. (the “Registrant”). For the convenience of the Staff of the Division of Corporation Finance (the “Staff”), each of the Staff’s comments is repeated below in italics, and set forth below each such comment is the Registrant’s response.

We have attempted to provide a clear and complete response to each comment.  We also acknowledge that:

•                  The Registrant is responsible for the adequacy and accuracy of the disclosure in the Proxy Statement;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement; and

•                  The Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about our response or would like to discuss any of the matters further, please contact me at (414) 224-2057 or Russell E. Ryba of Foley & Lardner LLP at (414) 297-5668.

Sincerely,

/s/ Hillary A. Ebach

Hillary A. Ebach

Vice President, General Counsel and Corporate Secretary

cc:                                John Stickel

U.S. Securities and Exchange Commission

Russell E. Ryba

Foley & Lardner LLP

Journal Media Group/Gannett Working Group

Questions and Answers About the Special Meeting and the Merger, page i

1.              Please add a question and answer that addresses the factors that the board considered in determining to enter into the merger agreement and its rationale for approving the transaction. Disclose a brief summary of the material positive and negative factors that the board considered in approving the transaction.

The Registrant has added a separate question and answer on page ii of the Proxy Statement in response to the Staff’s comment.

Summary, page 1

Interests of Our Directors and Officers in the Merger, page 4

2.              Please disclose here the total amounts your directors and executive officers may potentially receive in connection with the proposed merger, including potential change in control payments.

The Registrant has revised the disclosure on page 4 of the Proxy Statement in response to the Staff’s comment by including in the summary disclosure on page 4 the total dollar amounts that are disclosed in more detail later in the Proxy Statement as amounts that may be payable to the Registrant’s executive officers in connection with the proposed merger.  The Registrant has also updated the amounts disclosed in the Golden Parachute Compensation Table on page 35 of the Proxy Statement to reflect an assumed closing date for purposes of that table of November 30, 2015.

Background of the Merger, page 14

3.              Please provide us with copies of all board books and other materials prepared by Methuselah Advisors and provided to the registrant’s board of directors in connection with Methuselah’s fairness opinion.

The presentation materials prepared by Methuselah Advisors (“Methuselah”) in connection with its opinion, dated October 7, 2015, to the Registrant’s Board of Directors as summarized under the caption “Opinion of Our Financial Advisor” are being provided to the Staff under separate cover by counsel for Methuselah on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended.  In accordance with such Rule, counsel for Methuselah has requested that these materials be returned promptly following completion of the Staff’s review thereof.  By separate letter, counsel for Methuselah also has requested confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.

4.              We note your disclosure that concerns that your solicitation of potential third parties might jeopardize the tax-free nature of the April 1, 2015 Scripps/Journal transactions was one reason that you determined to continue to engage in discussions only with Gannett and Party A, rather than to solicit interest from other parties. Please revise to briefly explain how such solicitation of potential third parties might jeopardize the tax-free nature of such Scripps/Journal transactions.

The Registrant has revised the disclosure on page 16 of the Proxy Statement in response to the Staff’s comment.

Selected Public Companies Analysis, page 26

5.              We note that you selected publicly traded companies in the industry in which the company operates. As this does not appear to be a complete list of all public companies that operate within the company’s industry, please tell us what additional criteria you used to select these companies. Similarly, please tell us whether any additional transactions that fit the criteria for the selected transactions analysis were not used, and, if so, why not.

In response to the Staff’s comment, the disclosure on page 26 of the Proxy Statement has been revised with respect to the selection criteria for the selected companies.  The Registrant supplementally advises the Staff that Methuselah believes that the transactions in its selected precedent transactions analysis reflect the transactions that in Methuselah’s professional judgment fit its selected criteria, as clarified in response to the Staff’s comment.

Explanatory Note Regarding the Merger Agreement, page 38

6.              We note your statements that the merger agreement and the summary are “not intended to provide any factual information about Journal Media Group, Gannett, Merger Sub or any of their respective subsidiaries of affiliates” and that “investors should not rely on the representations, warranties or covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Journal Media Group, Gannett, Merger Sub or any of their respective subsidiaries or affiliates.” Please remove from the heading and disclosure any potential implications that the merger agreement does not constitute public disclosure under the federal securities laws.

The Registrant has revised the disclosure on page 38 of the Proxy Statement in response to the Staff’s comment.

* * * * *

The Registrant also has updated certain other portions of the Proxy Statement.  These updates include a reference to a real estate appraisal that the Registrant received on its owned real estate in downtown Milwaukee, Wisconsin.  This added reference to the real estate appraisal does not include the disclosures required by Item 14(b)(6) of Schedule 14A because the appraisal does not “materially relate” to the proposed merger described in the Proxy Statement.  Rather, this appraisal was obtained by the Registrant in connection with the prior newspaper mergers that created the Registrant on April 1, 2015 to satisfy its financial reporting requirements.